Via Facsimile and U.S. Mail
Mail Stop 6010

October 31, 2008

Mr. John Hlywak, Jr.
Executive Vice President and Chief Financial Officer
Integramed America, Inc.
2 Manhattanville Road
Purchase, NY 10577

Re: Integramed America, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed May 9, 2008
File No. 000-20260

Dear Mr. Hlywak:

We have reviewed your August 29, 2008 response to our July 24, 2008 letter and have the following comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2007

General

1. Please confirm that you will provide in your future filings the same level of information as you have provided in your response to comments six and eight.

Item 1. Business, page 2

2. We have considered your descriptions of your segments and on balance believe they could be improved to more clearly and explicitly describe the nature of the service the Company provides. For example, it appears that the Facility Centers Division is not itself a provider network, but a Division that provides business and management services to a provider network. Please revise to include disclosure that more clearly and explicitly:

- states, if true, that the Fertility Center Division provides business and management services to a provider network, but does not provide and is not responsible for providing patient medical services;
- states whether the Consumer Services Division provides or is responsible for providing patient medical services;
- states whether the Shared Risk Refund program represents a financing program or the provision of patient medical services by the Company;
- explains how the Shared Risk Refund and financing programs "make the treatment process easier …. for patients;" and
- states whether the Vein Clinics Division provides "business and management services" as your disclosure indicates or whether it provides patient medical services as the disclosure indicating that you consolidate all vein clinics might suggest.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of significant Accounting Policies

Basis of Consolidation, page F-7

3. Please provide your analysis demonstrating why you are not required to consolidate the fertility medical practices under FIN 46R (why you are not the primary beneficiary) and why you are required to consolidate the vein clinics. Please reference authoritative literature in your response. Also, direct us to disclosure in the business section or elsewhere disclosing the terms of your arrangements.

Revenue Recognition
Consumer Services – Shared Risk Refund Program, page F-8

4. Your disclosure indicates that the Company does not consolidate fertility centers and suggests that the Company does not provide and is not responsible for providing the patient medical services performed at the fertility centers. If true, it appears that the Shared Risk Refund program may represent a guarantee of another entity's performance rather than a guarantee of the Company's performance. Please tell us if our understanding is correct. In your response, please analyze for us whether the Shared Risk Refund program represents a guarantee within the scope of FIN 45.

5. Please analyze for us whether the amounts received by the Company from the patient and the amounts paid by the Company to the fertility center under the Shared Risk Program qualify for gross or net reporting under EITF 99-19. In your response, please analyze each of the EITF 99-19 factors.

6. If the Company provides or is responsible for providing patient medical services, it is unclear to us why it is appropriate to recognize the 30% of the patient payment upon completion of the first treatment cycle. Your response asserts that 30% of the patient payment is earned upon completion of the first treatment cycle because remaining services after that point are minor. This assertion appears to be inconsistent with the Company's disclosure about the Shared Risk Refund Program on page 5 of its Form 10-K for the year ended December 31, 2007, which appears to indicate that the company's obligation to provide cycles of treatment continues, absent termination, until the earlier of delivering a baby or completing the sixth treatment cycle. Please help us understand this apparent inconsistency. In your response, please tell us the consideration you gave to recognizing the 30% of the patient payment using a proportional performance method beginning on the date the 30% of the patient payment becomes fixed and determinable. In addition, please describe the contract termination rights and help us understand how the proportional performance method, if considered, would account for termination by either the patient or the Company. If you did not consider the proportional performance method, please tell us why you do not believe it to be appropriate in your circumstances.

7. It appears that the company's contractual right to 70% of the patient payment is dependent upon delivery of a baby and not pregnancy. Accordingly, it does not appear that 70% of the patient payment is fixed and determinable prior to the delivery of the baby. Please tell us whether our understanding is correct. If our understanding is correct, please help us understand why you believe it is appropriate to recognize 70% of the patient payment prior to the date it becomes fixed and determinable. In this regard, we note that the limited exception described in SAB Topic 13.A.4.a. permitting recognition of a fee prior to it becoming fixed and determinable would not appear to support the Company's accounting because the realizability of 70% of the patient payment is not contingent solely on the customer's cancellation privileges, but is also contingent on the delivery of a baby. That is, 70% of the patient payment does not become fixed and determinable until the earlier of the expiration of the customer's cancellation privilege or the delivery of a baby.

8. Disclose that at the time of completion of the first cycle of treatment, by contract, 30% of the patient payment becomes non-refundable or direct us to where this is disclosed. Disclose in the business section all material terms, including refund rights and termination provisions, of the shared risk refund program.

Note 4 – Significant Service Contracts, page F-14

9. Revise your disclosure proposed in response to comment four to disclose the limit imposed by the contract with respect to revenues earned based on a percentage of center's earnings.

Mr. John Hlywak, Jr.
Integramed America, Inc.
October 31, 2008
Page 4

Note 7 – Acquisition of Vein Clinics of America, Inc., page F-15

10. Refer to your response to comment five and tell us why you did not attribute any value to patient relationships. In your explanation, discuss how you accounted for the relationships with patients that came in recurrently or were undergoing an existing treatment plan.

Note 13 – Income Taxes, page F-21

11. It is still unclear from your response to comment seven the uncertainties that existed prior to December 31, 2006. Please explain why the valuation allowance was released over three years, commencing in 2004, rather than fully in 2004. Confirm that you will provide a similar level of discussion in your future filings.

Exhibit 31

12. Please refer to prior comment nine. Since exhibits 31.1 and 31.2 included in your Form 10-K are specific to the period ended December 31, 2007, which is not covered by the subsequent certifications, please amend your certifications.

*   *   *   *

As appropriate, please amend your Form 10-K as previously requested and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite out review. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant